UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report, which constitutes the public section of the US resolution plan prepared as part of the Recovery and Resolution Plan for Credit Suisse Group AG and filed with certain of its regulators, is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

Credit Suisse Global RRP June 2014 Chapter 1 – Public section

Credit Suisse Global Recovery and Resolution Plan
Chapter 1 – Public section

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1 Public section	3
1.1 Summary of resolution plan	3
1.1.1 The names of Material Legal Entities	5
1.1.2 Description of Core Business Lines	5
1.1.3 Summary financial information	8
1.1.4 Description of derivative and hedging activities	10
1.1.5 Memberships in material payment, clearing and settlement systems	11
1.1.6 Description of non-US operations	11
1.1.7 Material supervisory authorities	12
1.1.8 Principal officers	12
1.1.9 Resolution planning corporate governance structure and processes related to resolution planning	13
1.1.10 Description of material management information systems	13
1.1.11 High-level description of resolution strategy	14

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1       Public section

The Recovery and Resolution Plan (RRP) for Credit Suisse Group AG1 (Group) provides a strategic analysis of the Group's plan for rapid and orderly resolution in the event of material financial distress or failure. The RRP also includes an enterprise-wide Global Recovery Plan, which sets out the broad range of actions, or 'recovery options,' whereby the Group plans to stabilize itself when facing a crisis with significant capital and / or liquidity issues. To this end, the RRP addresses the requirements for the public section of the US resolution plan as described in the rules implementing section 165(d) of the Dodd-Frank Act, dated November 1, 2011, jointly issued by the Board of Governors of the Federal Reserve System (FRB) and the Federal Deposit Insurance Corporation (FDIC) in the United States (US). Our RRP also addresses the Guidance for 2013 Section 165(d) Annual Resolution Plan Submissions by Foreign-Based Covered Companies that Submitted Initial Resolution Plans in 2012, dated April 15, 2013 and jointly issued by the FRB and FDIC. In addition to the requirements of the FRB and FDIC in the US, our RRP also addresses the RRP guidance issued in Switzerland and in the United Kingdom (UK). The Swiss Financial Market Supervisory Authority (FINMA) issued RRP guidance as contained in FINMA’s Recovery and Resolution Guidance Plan, dated March 26, 2012. Before its abolition on April 1, 2013 and replacement by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA), the Financial Services Authority (FSA) in the UK issued RRP guidance with assistance from the Bank of England and the HM Treasury as contained in the FSA’s Recovery and Resolution Plans Consultation Paper 11 / 16, dated August 9, 2011, and the FSA’s ‘RRP Guidance pack for firms’ published alongside the FSA RRP Consultation Paper and subsequent papers (including the FSA’s Recovery and Resolution Plans Feedback Statement FS 12 / 1 dated May 2012, which was accompanied by an updated RRP Information Pack, and the FSA’s Statement on Recovery and Resolution Planning dated February 20, 2013). In December 2013, the PRA issued Policy Statement PS8/13 together with two Supervisory Statements, SS18/13 on recovery planning and SS19/13 on resolution planning, which set out expectations for firms' recovery plans and the information that firms should provide to aid the PRA in resolution planning. Going forward, our RRP will also address the RRP guidance and requirements of other countries as they are issued by the respective regulatory bodies.

In order to comply with the rules governing the creation of our RRP, we have had to gather and present information regarding our operations in a way that is different from how we do so for other purposes. These differences are a result of the particular requirements governing the preparation and contents of our RRP and do not reflect any changes to our business strategy.

All financial and other data is presented as of December 31, 2013, unless otherwise noted.

1.1         Summary of resolution plan

Credit Suisse Group operates as an integrated global bank, combining our strengths and expertise in two global divisions, Private Banking & Wealth Management (PB&WM) and Investment Banking (IB). Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture.

Private Banking & Wealth Management

In November 2012, we integrated our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management (PB&WM) division, including the majority of our securities trading and sales business in Switzerland, which was transferred from the IB division.

Our PB&WM division is comprised of our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In our Wealth Management Clients business, we serve more than two million clients, including ultra-high-net-worth and high-net-worth individuals around the globe as well as affluent and retail clients in Switzerland, making us one of the largest global players. Our network comprises 3,770 relationship managers in 41 countries with close to 300 offices and 21 booking centers. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland, and is an important provider of financial products and services. Our Asset Management business offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.

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Investment Banking

Our IB division provides a broad range of financial products and services, with a focus on businesses that are client-driven, flow-based and capital-efficient. Our products and services include global securities sales, trading and execution, prime brokerage, capital raising and advisory services, as well as comprehensive investment research. Our clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. We deliver our global investment banking capabilities via regional and local teams based in major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across the Group.

Shared Services

Shared Services provides centralized corporate services and business support for PB&WM and IB, with services in areas such as: CFO, General Counsel, Chief Risk Officer, Talent, Branding and Centers of Excellence, Corporate Communications, One Bank Collaboration and Public Policy. Shared Services acts as an independent control function.

Global structure

Our global structure comprises four regions: Switzerland; Europe, Middle East and Africa (EMEA); Americas; and Asia Pacific (APAC).

Switzerland

Switzerland, our home market, represents a broad business portfolio. We employ 17,900 people and serve clients in 214 branches. Our IB division provides a broad variety of financial services to its Swiss client base, while our PB&WM division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients.

Europe, Middle East and Africa (EMEA)

We are active in 29 countries across the EMEA region with 9,600 employees working in 63 offices. Our regional headquarters are in the United Kingdom (UK). The region encompasses both developed markets such as France, Germany, Italy, Spain and the UK, as well as emerging markets, including Russia, Poland, Turkey and the Middle East.

Americas

The Americas region comprises our operations in the US, Canada, the Caribbean and Latin America. With 11,100 employees working in 43 offices spanning 14 countries, we offer clients local market expertise and access to our full range of global resources across our two divisions and as an integrated bank.

Asia Pacific (APAC)

We are present in 12 Asia Pacific countries with 7,400 employees working in 24 offices. Singapore and Hong Kong are key hubs for our two divisions. We combine global reach with a structured advisory process, offering distinct client segment value propositions, as well as access to a broad range of comprehensive products and services.

For further information on our business, refer to the ‘Our businesses’ and ‘Organizational and regional structure’ sections under the ‘Information on the company’ part of the Group Annual Report 2013.

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1.1.1           The names of Material Legal Entities

For purposes of the RRP rules, Credit Suisse has identified 22 entities that satisfy the Material Legal Entity (MLE) requirements and guidance issued by FINMA, the FRB / FDIC and the FCA. In general, the applicable regulations define a MLE as an entity that is significant to a Core Business Line (CBL) (refer to chapter 1.1.2 below for a definition of CBLs) or a Critical Operation (CO) (defined as an operation whose discontinuance or disorderly wind-down would have a material impact on or pose a threat to the financial stability of Switzerland, the US or the UK). The table below lists our MLEs by region.

Fig. 1-1: Credit Suisse MLEs by region
MLEs	Region	General entity description
Credit Suisse Group AG	Switzerland	Swiss holding company
Credit Suisse AG	Switzerland	Swiss bank
Neue Aargauer Bank	Switzerland	Regional-based bank in the Canton of Aargau
Credit Suisse Securities (USA) LLC	US / Americas	US broker dealer; main US operating company
Credit Suisse Capital LLC	US / Americas	SEC registered over the counter (OTC) derivatives dealer
Credit Suisse Management LLC	US / Americas	Enters into derivatives transactions primarily with London affiliates in order to hedge positions of the US broker dealer
Credit Suisse (USA), Inc	US / Americas	US holding company; Former SEC registrant; Holds long term debt
Credit Suisse AG, New York Branch	US / Americas	New York branch of CS AG
Credit Suisse AG, Cayman Branch	Americas	Cayman Islands branch of CS AG
Credit Suisse AG, Nassau Branch	Americas	Bahamas branch of CS AG
Credit Suisse Securities (Europe) Ltd.	UK / EMEA	Main UK broker dealer
Credit Suisse International	UK / EMEA	UK bank and global market leader in OTC derivative products
Credit Suisse (UK) Limited	UK / EMEA	UK private bank
Credit Suisse AG, London Branch	UK / EMEA	UK branch of CS AG
Credit Suisse AG, Guernsey Branch	EMEA	Guernsey branch of CS AG
Credit Suisse AG, Singapore Branch	APAC	Singapore branch of CS AG
Credit Suisse (Hong Kong) Limited	APAC	Hong Kong broker dealer
Credit Suisse Securities (Japan) Limited	APAC	Japan broker dealer
Banco de Investimentos CS (Brasil) S.A.	US / Americas	Brazilian bank
Credit Suisse (Poland) Sp. z.o.o	EMEA	Wroclaw Center of Excellence (CoE)
Credit Suisse Services (India) Private Ltd	APAC	Pune CoE
Credit Suisse Business Analytics (India) Private Limited	APAC	Mumbai CoE

1.1.2           Description of Core Business Lines

For purposes of the RRP rules, Credit Suisse has identified 12 global CBLs pursuant to the requirements and guidance issued by FINMA and the FRB / FDIC. This identification was conducted in accordance with the applicable regulatory guidance and is not intended to be a strategic view of Credit Suisse. In general, under the applicable regulations, a CBL is an operation whose failure, in the Group's view, would result in a material loss of revenue, profit, or franchise value. The CBLs we have identified for purposes of resolution planning do not necessarily correspond to the segments and business lines we use for financial reporting or the way in which our management analyzes our business. In particular, the operations of our Asset Management business, while not representing a CBL pursuant to the applicable regulatory definitions, are nonetheless central to our integrated business model and organization, and are important to the success of our One Bank strategy. Similarly, a number of business lines in our IB division, including equity and debt underwriting, advisory services, and the foreign exchange and commodities business lines of our fixed income sales and trading business, remain vital to our business model and organization without meeting the applicable regulatory definitions. The table below lists each of our CBLs and the division to which they belong.

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Fig. 1-2: Global CBLs
Division		CBLs
Investment Banking	Fixed Income	Rate Products
Securitized Products
Credit Products
Emerging Markets Group (EMG)
	Equities	Equity Derivatives
Cash Equities
Prime Services
	Investment Banking Department	Corporate Bank
Private Banking & Wealth Management		Corporate & Institutional Clients
Premium Clients Switzerland & Global External Asset Managers
Private & Wealth Management Clients Switzerland
Private Banking APAC

The following chapters provide a high-level description of each CBL.

Rate Products

Our Rate Products team is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions, including the US, Europe and Japan. Rates covers a broad spectrum of products, including government bonds, interest rate swaps and options, which enables us to service issuers, risk managers and investors in several aspects of their activities. We offer our clients an extensive suite of liquidity and liability management products that incorporate innovative leading ideas that price, manage risk and structure interest rate, foreign exchange and hybrid solutions in over-the-counter (OTC), note and other forms. We give our clients access to a global liquidity and firm financing capability that utilizes repurchase agreements and related instruments to help clients with balance sheet management and optimization of funding.

Securitized Products

Our Securitized Products team delivers a broad spectrum of private label trading, government guaranteed trading, transaction management, structured client solutions and asset financing products. Securitized Products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily residential mortgage-backed securities and asset-backed securities. Both the mortgage- and asset-backed securities are based on underlying pools of assets, and include both government and agency-backed, as well as private label loans. We also have a presence in mortgage servicing through our wholly owned subsidiary, Select Portfolio Servicing.

Credit Products

Our Global Credit Products team is a market maker in public debt across the credit spectrum, including investment grade, high yield and distressed debt, and is a market maker in the credit derivatives market, including single-name credit default swaps (CDS), CDS indices and levered equity strategies. We are a market maker in par loans, loan CDS and loan CDS indices as well as distressed (non-performing) loans. Our capital markets businesses are responsible for structuring, underwriting and syndicating the full range of products for issuer clients, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a provider of committed financing, including bridge and mezzanine finance. Our structured credit solutions include asset swaps, negative basis trades, skew arbitrage, structured funding, regulatory capital solutions, restructuring and recovery solutions.

Emerging Markets Group (EMG)

Our Emerging Markets team has a global presence with dedicated regional and country teams. We bring clients the entire spectrum of fixed income products across the key emerging markets of the world. The Emerging Markets Group trades in cash and derivatives across foreign exchange, credit, interest rates and hybrid asset classes.

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Equity Derivatives

Our Equity Derivatives team specializes in providing customers with a full range of equity-related derivative products and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations. Products include convertible bonds, warrants, OTC derivatives and listed derivatives. Equity Derivatives also includes the Fund Linked Product Group, which is involved in the structuring, risk management and distribution of structured mutual fund and alternative investment products.

Cash Equities

Our Cash Equities team executes client orders and makes markets in listed and OTC cash securities, providing liquidity to the market through both capital commitments and risk management. We also provide clients with research, trading ideas and capital commitments and identify trends in the marketplace in order to obtain the best and most effective execution.

Prime Services

Our Prime Services team provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up consulting services, capital introductions, securities lending, synthetics and innovative financing solutions. Prime Services provides a globally integrated, multi-asset platform across traditional prime brokerage, listed derivatives and managed lending.

Corporate Bank

The Corporate Bank Group comprises several distinct areas including corporate lending, portfolio management, portfolio management analysis and the transaction management group. Collectively these groups are responsible for negotiating new loans and amendments, and for managing loan risk exposure and capital limits associated with the IB loan portfolio. Business activities consist of loan origination for Credit Suisse-led loan transactions and non-Credit Suisse-led loan participations. The Corporate Bank Group originates loans in support of IB clients globally, with resources located in New York, London and Zurich.

Corporate & Institutional Clients

Our Corporate & Institutional Clients business is an important provider of financial products and services, serving the needs of over 100,000 corporations and institutions, predominantly in Switzerland. We provide premium advice and solutions across a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, foreign exchange, investment solutions, ship and aviation finance, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations and commodity traders, banks, insurance companies and Swiss pension funds.

Premium Clients Switzerland & Global External Asset Managers

Premium Clients Switzerland & Global External Asset Managers serves clients with a wealth of more than CHF 25 million and provides a range of wealth management advisory services and solutions to ultra-high-net-worth individuals predominantly based in Switzerland, while also providing a dedicated offering and expertise for external asset managers. We deliver innovative and integrated solutions in close collaboration with our two divisions and offer our clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services.

Private & Wealth Management Clients Switzerland

Private Banking & Wealth Management Clients Switzerland serves clients with wealth of less than CHF 25 million and provides a range of banking services to high-net-worth individual, affluent and retail clients, predominantly in Switzerland, including current accounts, savings accounts, loans and credit cards. We analyze a client’s personal financial situation and prepare investment strategies based on an individual risk profile of liquid and illiquid assets and present and future liabilities. We offer a range of wealth management solutions tailored to specific client segments and offer a comprehensive range of investment advice and discretionary asset management services based on the analysis and recommendations of our global research team.

Private Banking APAC

Private Banking APAC is committed to serve predominantly high-net-worth and ultra-high-net-worth individuals with a wealth of more than USD 2 million who are based in the APAC region. We deliver innovative and integrated solutions in close collaboration with IB and offer clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services.

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For further information on the businesses in our IB and PB&WM divisions, refer to the ‘Our businesses’ section of the Group Annual Report 2013.

1.1.3           Summary financial information

The consolidated balance sheet for Credit Suisse Group AG as of December 31, 2013 is presented below.

Fig. 1-3: Consolidated balance sheet for Credit Suisse Group AG (in CHF million) as of December 31, 2013
Total assets	872,806
Cash and due from banks	68,692
Interest-bearing deposits with banks	1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022
Securities received as collateral, at fair value	22,800
Trading assets, at fair value	229,413
Investment securities	2,987
Other investments	10,329
Net loans	247,054
Premises and equipment	5,091
Goodwill	7,999
Other intangible assets	210
Brokerage receivables	52,045
Other assets	63,065
Assets of discontinued operations held-for-sale	63,065
Total liabilities and equity	872,806
Total liabilities	825,640
Due to banks	23,108
Customer deposits	333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032
Obligation to return securities received as collateral, at fair value	22,800
Trading liabilities, at fair value	76,635
Short-term borrowings	20,193
Long-term debt	130,042
Brokerage payables	73,154
Other liabilities	51,477
Total equity	47,166
Total shareholders' equity	42,164
Non-controlling interests	5,002

For further information on our financial statements, refer to the ‘Consolidated financial statements’ section of the Group Annual Report 2013.

Funding sources and uses

We found our balance sheet primarily through core customer deposits, long-term debt and shareholders’ equity. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2013, compared to 20% as of the end of 2012, reflecting an increase in core customer deposits that more than offset an increase in loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as a haircut for the illiquid portion of securities, with long-term debt and equity, in which we seek to maintain a substantial funding buffer.

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Fig. 1-4: Balance sheet funding structure (in CHF billion) as of December 31, 2013

1 Primarily includes brokerage receivables / payables, positive / negative replacement values and cash collateral
2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts
4 Excludes loans with banks
5 Excludes due to banks and certificates of deposit

Our core customer deposits totaled CHF 297 billion as of the end of 2013, an increase of 4% compared to CHF 285 billion as of the end of 2012 and an increase of 7% compared to CHF 278 billion as of the end of 2011, reflecting growth in the customer deposit base in PB&WM in 2013 and 2012. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.

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While we do maintain a branch of Credit Suisse AG in New York, it does not accept retail deposits and the deposits the Branch does hold are not insured by the FDIC. Further, we do not own a bank subsidiary in the United States, and are therefore not subject to the RRP requirements applicable to certain insured depository institutions.

Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged at December 31, 2013 as compared to the end of 2012.

We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.

We diversify our long-term funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets, as well as covered bonds. We generally hedge structured notes with positions in the underlying assets or derivatives. Our liquidity planning includes settlement of structured notes.

We also use other collateralized financings, including repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and risk-weighted asset limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk-free and are generally related to client activity.

Our primary source of liquidity is funding through consolidated entities. The funding through non-consolidated special purpose entities and asset securitization activity is immaterial.

New securities for funding and capital purposes are issued primarily by the Group's Swiss bank subsidiary, Credit Suisse AG (Bank), our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.

For further information on our funding sources and uses, refer to the ‘Treasury, Risk, Balance sheet and Off-balance sheet’ section of the Group Annual Report 2013.

1.1.4           Description of derivative and hedging activities

We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk. Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:

▪	Trading activities
▪	A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge)
▪	A hedge of the fair value of a recognized asset or liability
▪	A hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction

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▪	A hedge of a net investment in a foreign operation

The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives are used for trading activities.

Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

▪	Interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities
▪	Foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities
▪	Credit derivatives to manage credit risk on certain loan portfolios and
▪	Futures to manage risk on equity positions including convertible bonds

Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.

We regularly hedge our portfolio to manage our overall risk position, adhere to our risk appetite, minimize losses, facilitate our client franchise, and provide liquidity to the market.

For further information on our derivatives and hedging activities, refer to the ‘Treasury, Risk, Balance sheet and Off-balance sheet’ and Note 31 of ‘Consolidated financial statements’ sections of the Group Annual Report 2013.

1.1.5           Memberships in material payment, clearing and settlement systems

In order to facilitate our business, we have memberships in major global payment, clearing and settlement systems. The figure below includes a list of our memberships in these systems.

Fig. 1-5: Memberships in material payment, clearing and settlement systems
System name
Depository Trust and Clearing Corporation (DTCC)
SIX Interbank Clearing (SIC, euroSIC)
Euroclear
ICE Clear
London Clearing House (LCH) Clearnet Ltd
SWIFT
Fedwire
CLS Group
CME Group
Options Clearinghouse Corporation (OCC)

1.1.6	Description of non-US operations

US regulations require that we provide a description of our non-US operations. Refer to the business overview in chapter 1.1 for a description of our global operations and regional structure. Further information on our business is included in the ‘Our businesses’ and ‘Organizational and regional structure’ sections under the ‘Information on the company’ part of the Group Annual Report 2013.

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1.1.7           Material supervisory authorities

Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services regulators, securities regulators and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our PB&WM and IB divisions. The figure below includes our material supervisory authorities related to the MLEs and CBLs identified in the RRP.

Fig. 1-6: Material supervisory authorities of Credit Suisse
Supervisory authority	Jurisdiction
Swiss Financial Market Supervisory Authority (FINMA)	Switzerland
Federal Reserve Bank of New York	United States
US Securities and Exchange Commission (SEC)	United States
New York State Department of Financial Services	New York State, United States
New York Stock Exchange (NYSE)	United States
Financial Industry Regulatory Authority (FINRA)	United States
National Futures Association	United States
US Commodity Futures Trading Commission (CFTC)	United States
UK Prudential Regulation Authority (PRA)	United Kingdom
UK Financial Conduct Authority (FCA)	United Kingdom
Cayman Islands Monetary Authority	Cayman Islands
Central Bank of the Bahamas	Bahamas
Securities Commission of the Bahamas	Bahamas
Banco Central do Brasil	Brazil
Guernsey Financial Services Commission	Guernsey
Monetary Authority of Singapore (MAS)	Singapore
Singapore Exchange Limited	Singapore
Japan Financial Services Agency	Japan
Hong Kong Securities and Futures Commission	Hong Kong, China
Software Technology Parks of India	India
India Department of Telecommunication	India
India Development Commissioner, Special Economic Zone	India

For further information on our regulators and supervisors, refer to the ‘Regulation and supervision’ section of the Group Annual Report 2013.

1.1.8	Principal officers

The figure below includes the members of the Executive Board for the Group as of December 31, 2013. The Executive Board is responsible for the day-to-day operational management of the Group. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board of Directors of the Group. It further reviews and coordinates significant initiatives, projects and business developments in the divisions, regions and in the Shared Services functions and establishes Group-wide policies. As of December 31, 2013, the composition of the Executive Board of the Group and the Bank was identical.

Fig. 1-7: Credit Suisse Group AG Executive Board members as of December 31, 2013
Member	Role
Brady W. Dougan, CEO	Group Chief Executive Officer
Gaël de Boissard, Joint Head of Investment Banking and Regional CEO of EMEA	Divisional & Regional Head
Romeo Cerutti, General Counsel	ShS Head
Tobias Guldimann, CRO1	ShS Head
David R. Mathers, CFO and Head of IT and Operations	ShS Head
Hans-Ulrich Meister, Joint Head of Private Banking & Wealth Management and Regional CEO of Switzerland	Divisional & Regional Head
Robert S. Shafir, Joint Head of Private Banking & Wealth Management and Regional CEO of Americas	Divisional & Regional Head
Pamela A. Thomas-Graham, Chief Marketing and Talent Officer and Head of PB&WM New Markets	ShS Head
Eric M. Varvel, Joint Head of Investment Banking and Regional CEO of APAC	Divisional & Regional Head
1 Effective January 1, 2014, Joachim Oechslin succeeded Tobias Guldimann as Chief Risk Officer and a member of the Executive Board

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For further information on our Executive Board, refer to the ‘Corporate Governance’ section in the ‘Corporate Governance and Compensation’ part of the Group Annual Report 2013 and any subsequent press release on changes in the Executive Board.

1.1.9	Resolution planning corporate governance structure and processes related to resolution planning

Recovery and Resolution Office

The overall governance for the global RRP process is embedded within the Group's Chief Financial Officer (CFO) function, such that the overall responsibility for the global RRP rests with the Group CFO. A Recovery and Resolution Office (RRO) is tasked with the ongoing management, maintenance and revision of the global RRP. The RRO is responsible for, among other things, updating the RRP document at least annually (or more often as may be required under applicable regulations) and liaising with management and our Regulatory Affairs function on recovery and resolution related topics. The Global Head of the RRO is based in Switzerland and leads a global team with representatives in Switzerland, the US, the UK and APAC. Regional oversight responsibility sits with the regional CFOs/COOs for Switzerland, Americas, EMEA and APAC.

Preparation and Approval of the RRP

Any significant decisions on the RRP design and content have been discussed and agreed in the Design Authority, which met regularly and included key RRP subject matter experts. All decisions were subsequently presented to the RRP Steering Committee, whose members included the Group CFO (Chair) and other Executive Board members, as well as the RRP global program office, regional and divisional leads. The responsibilities of the RRP Steering Committee include, but are not limited to, providing executive-level decision-making and guidance with respect to the RRP program objectives. The RRP was presented to the Executive Board for review and, ultimately, approved by the Group's Board of Directors.

1.1.10	Description of material management information systems

We utilize a number of key management information systems (MIS) and applications that directly support management, financial, risk, operational and regulatory reporting across the organization. MIS capabilities are primarily enabled through centralized systems and platforms used to aggregate information to help monitor the financial health, risks and operations of the Group.

We have extensive reporting capabilities that allow for generation of key reports that are produced at defined frequencies during normal course of business. Reports can be produced at Group, business division, legal entity or function level depending on the purpose of the report.

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1.1.11	High-level description of resolution strategy

The RRP has been developed in response to various regulatory requirements for the unlikely event of the Group’s failure. This section includes a high-level description of the resolution strategy included in our RRP for our operations in Switzerland, the US and the UK.

Switzerland

In September 2011, the Swiss Parliament passed the ‘Too Big to Fail’ legislation relating to systemically important financial institutions (SIFIs). The legislation became effective March 1, 2012. On January 1, 2013, the amended Banking Ordinance has been set into force. Under this legislation, SIFIs are required to establish a RRP and provide the RRP to FINMA for approval. We are required to update the report at least annually. The ‘recovery’ part of the RRP must outline recovery options available to a bank in various severe stress events, including those caused by idiosyncratic, systemic, capital or liquidity stress scenarios. The recovery plan’s purpose is to prepare for the survival of the bank in such stress scenarios. As a part of the plan, a governance framework must be defined with clear escalation and decision points and may be based on existing capital and liquidity plans. The ‘resolution’ part of the RRP must demonstrate that a bank can be unwound in an orderly fashion while ensuring the continuation of systemically relevant functions in Switzerland (including payment services and access to savings deposits) in the event of the bank’s impending insolvency.

The Group's approach to global resolution seeks to establish a framework for an orderly resolution without any direct government or taxpayer support. Global resolution requires cross-border cooperation of the home/host regulators to avoid implementation of conflicting resolution actions for various segments of the Group. In a resolution scenario, however, FINMA has significant power to act, including the authority to force the sale of all or part of a bank, the restructuring of a bank or the creation of a bridge bank.

In its August 7, 2013 position paper, ‘Resolution of Global Systemically Important Banks,’ FINMA announced that its preferred resolution strategy for the Group would be a FINMA-led Single Point of Entry resolution strategy. The purpose of our Single Point of Entry bail-in strategy is to allocate losses to shareholders and capital market medium- or long-term creditors of financial liabilities of the top holding company and to provide the Bank (including its issuing branches) with a 'debt shield' to protect creditors of operating liabilities in the event of restructuring proceedings. This strategy would facilitate the top-down recapitalization of the Group, ensuring that business operations and economically critical functions can continue without interruption.

In addition, since 2012, we have been developing the Legal Entity Program, which is subject to final approval by FINMA and primarily entails the implementation of legal restructuring initiatives, including the creation of a subsidiary for our Swiss-booked business and legal entities that will house the Shared Service functions. Swiss banking law provides for the possibility of a limited reduction in capital requirements based upon an improvement in resolvability, which the Legal Entity Program was designed to achieve.  Key components of the Legal Entity Program include:

▪	In Switzerland, we plan to create a subsidiary for our Swiss-booked business.

▪
Our UK operations will remain the hub of the European IB business, with a simplified operating and governance model for our two principal UK operating subsidiaries, Credit Suisse Securities (Europe) Ltd and Credit Suisse International.  The program seeks to align non-European businesses to the appropriate entities in the Americas, primarily through Credit Suisse Securities (USA) LLC, and in the APAC, through the Bank's Singapore Branch.

▪
In the US, our existing broker-dealer subsidiary, Credit Suisse Securities (USA) LLC, is expected to remain a subsidiary of Credit Suisse USA Inc., a US holding company.  A US intermediate holding company will hold our US-based operating businesses and be subject to the FRB's final rules for Enhanced Supervision of Foreign Banking Operations in the US.  Additionally, subject to US regulatory approvals, the US derivatives businesses, currently booked in London through Credit Suisse International, are expected to be transferred to the US broker-dealer.

▪
To improve our resolvability, we also intend to create a separately capitalized global service company (Global Service Co.) headquartered in Switzerland.  Global Service Co. branches and subsidiaries will be formed to cover all regions except the US, where a US subsidiary owned by an intermediate holding company in the US will exist.

We also plan to issue bail-in eligible debt out of the Group holding company, Credit Suisse Group AG, to support a Single Point of Entry bail-in resolution strategy.  These initiatives are designed to both meet future requirements for global recovery and resolution planning and result in a less complex and more efficient operating infrastructure for the Group.

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United States

Governing rules require that we contemplate the failure of our US operations under ordinary insolvency law (for our US operations, this means the US Bankruptcy Code, the Securities Investor Protection Act and the New York Banking Law), and not under the Orderly Liquidation Authority (OLA) provisions of Title II of the Dodd-Frank Act.

In assessing potential strategies for resolving our US operations under the applicable insolvency regimes, including the MLEs and CBLs, we have assumed that all MLEs (except service entities) fail at the same time. The analysis focuses on two alternatives: the sale of MLEs, CBLs or business components and the orderly wind-down of MLEs and CBLs. The sale of MLEs, CBLs or business components would contemplate the maintenance of market operations and potentially, franchise value, although this strategy may prove challenging in the event of an extended period of distress. Certain legal entities, business lines or business components may be marketed individually or in package form. The range of potential purchasers may include other broker-dealers and banks, as well as hedge funds. The wind-down of MLEs and CBLs would involve the liquidation of the positions remaining in inventory at the point of resolution. The actual unwind procedures would be determined based on a number of factors at resolution, including market conditions, current valuations, and the liquidity profile of the remaining portfolio. These strategies are not mutually exclusive; in resolution, US operations may be resolved under a combination of a sale of MLEs, CBLs or business components and a wind-down of remaining businesses and operations. As previously discussed, however, our global resolution approach entails various initiatives that are expected to enable the Group to accommodate the FINMA-preferred Single Point of Entry strategy.

United Kingdom

The UK Banking Act of 2009 created a new framework for an insolvency regime focused on financial institutions that are in distress. The RRP guidance published by the FSA before it was abolished and succeeded by the PRA and FCA states that the relevant UK authorities will determine the strategy for resolving our UK operations, based on the information submitted to the authorities within our RRP. In our RRP, we have submitted information consistent with the guidance of the relevant UK regulators through December 31, 2013.

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Annexes

Name / title of document	Applicable chapter section
No annexes exist for this chapter

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Chapter 1 End Notes

1
For the purposes of this document, unless the context otherwise requires, the terms Credit Suisse Group, CSG, Credit Suisse, CS, the Group, we, us, and our mean Credit Suisse Group AG and its consolidated subsidiaries. Credit Suisse AG is the Swiss bank subsidiary of the Group. The term ‘the Bank’ means only Credit Suisse AG and its consolidated subsidiaries. Refer to the footnote on page 4 of the Group 2013 Annual Report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: July 11, 2014		Vice President